SE 19012295

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Paterson (801) 201-7042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, David Paterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public see below

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Utah)
§
County of Salt Lake

On this 12th day of Nov, in the year 2019, before me Savanna Lujan (NOTARY PUBLIC NAME)

a notary public, personally appeared David Paterson (NAME OF DOCUMENT SIGNER),

proved on the basis of satisfactory evidence to be the person(s) whose names(s) (is/are) subscribed to this instrument and acknowledged (he/she/they) executed the same. Witness my hand and official seal.

SAVANNA LUJAN
Notary Public-State of Utah
Commission Number: 706306
Commission Expires May 15, 2023

NOTARY PUBLIC

SEAL

Templeton/Franklin Investment Services, Inc.

Statement of Financial Condition

September 30, 2019

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Templeton/Franklin Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Templeton/Franklin Investment Services, Inc. (the "Company") as of September 30, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 12, 2019

We have served as the Company's auditor since 1994.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc.
Statement of Financial Condition
September 30, 2019

Assets		
Cash and cash equivalents	$	4,015,330
Due from affiliated entities		768,350
Deferred taxes, net		213,246
Other		16,688
Total Assets	**$**	**5,013,614**
Liabilities		
Accounts payable and accrued expenses	$	501,458
Due to affiliated entities		724,471
Total liabilities		1,225,929
Commitments and Contingencies (Note 4)		
Stockholder's Equity		
Common stock, no par value; 10,000 shares authorized 100 shares issued and outstanding		—
Additional paid in capital		36,588,734
Accumulated deficit		(32,801,049)
Total stockholder's equity		3,787,685
Total Liabilities and Stockholder's Equity	**$**	**5,013,614**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations
Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "parent"), which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as an introducing broker-dealer for Franklin's Luxembourg-domiciled mutual funds to U.S. broker-dealers with offshore clients. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

As an introducing broker-dealer, the Company operates as an introducing broker-dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis,therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2019, which is the date that the statement of financial condition was issued.

Related Parties
Related parties are other Franklin subsidiaries ("affiliated entities"). Transactions with related parties are presented as amounts due to and from affiliated entities.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market funds sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.Deposits with one financial institution exceeded Federal Deposit Insurance Corporation insured limits by $76,227 at September 30, 2019, representing a concentration of credit risk.

Stock-Based Compensation
The fair value of share-based payment awards of Franklin Stock is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock. Forfeitures are accounted for as they occur.

Income Taxes
The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate return method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate return method, deferred tax assets and liabilities,other than those related to net operating losses, are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2019 were as follows:

Separate filing state tax net operating loss carry-forwards	$	304,591
Deferred compensation and benefits		37,028
Other		(26)
Total deferred tax assets		341,593
Valuation allowance		(128,347)
Deferred Tax Assets, Net of Valuation Allowance	**$**	**213,246**

At September 30, 2019, there were $14,612,663 in federal net operating loss carry-forwards which were generated before 2018 and can be carried forward 20 years, expiring between 2022 and 2035. The tax impact of these loss carry-forwards have been utilized by Franklin.

At September 30, 2019, there were $8,648,659 in Florida state net operating loss carry-forwards expiring between 2021 and 2035. The tax impact of those loss carry-forward amounts is $304,591 and is partially offset by a valuation allowance of $128,347 due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2019, the Company had no gross unrecognized tax benefits.

The Company is included in the consolidated U.S. federal tax return for Franklin and files a separate Florida state income tax return. The tax years for which the statutes of limitations have not expired are 2016 to 2019 for U.S. federal and the State of Florida.

5. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position,

6. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and/or its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120.0 million shares authorized under the USIP, of which 14.3 million shares were available for grant at September 30, 2019.

Stock awards entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time.

Stock and stock unit award activity was as follows :

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2018	2,643	$ 39.73
Granted	3,341	30.70
Vested	(2,793)	35.23
Forfeited/Canceled	(205)	40.62
Nonvested Balance at September 30, 2019	**2,986**	**$ 33.78**

Total unrecognized compensation expense related to nonvested stock and stock unit awards, was $95,340 at September 30, 2019. This expense is expected to be recognized over a remaining weighted-average vesting period of approximately 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2019 was $73,994.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of the greater of $6^2/_3$% of aggregate indebtedness or $5,000. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1.

As of September 30, 2019, the Company had net capital of $2,715,619 which was $2,633,890 in excess of its required net capital of $81,729. The percentage of aggregate indebtedness to net capital was 45.14%.

The Company claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.